FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of September 19, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated September 18, 2006 regarding Pixelplus’ PlusPixel™ VGA ‘System-on-a-Chip’ image sensor, one of the industry’s smallest

Exhibit 99.1

Pixelplus Launches Enriched 1/8.7 Inch PlusPixel™ VGA ‘System-On-A-Chip’ Image Sensor, One of the Industry’s Smallest, with Its New Foundry Partner

Press Release

SEOUL, South Korea, September 18, 2006 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops and markets CMOS image sensors for various consumer electronics applications, today announced the unveiling of the “PO4030”, the Company’s highly enriched and customized video-graphic-array (“VGA”) ‘System-on-a-Chip’ (“SoC”) image sensor for various mobile and non-mobile applications.

Based on the Company’s PlusPixel™ technology in 0.13 um CMOS process, the PO4030 is one of the industry’s smallest and most compact with an optical size of 1/8.7 inch. The PO4030 integrates advanced image signal processing (“ISP”) algorithms and refined 2.6 micron pixel array and delivers enhanced and sharper image quality in low light conditions. This can be attributed to functional features which have been incorporated and fortified in the pixels and the ISP engine embodied in the PO4030.

“Once again, this milestone shows that our fabless operations and design expertise and experience are perfectly tailored to address growing market demands for the VGA SoC image sensor with improved image quality under low light conditions,” said Dr. Sang-Soo Lee, Chief Technology Officer of Pixelplus. “Given the highly customized characteristics of the PO4030, we have collaborated actively with our new foundry partner to optimize the process conditions necessary for improved pixel performance in the PO4030 and are of the view that the Company is well positioned to develop new business in the VGA SoC image sensor market.”

The PO4030 embeds an on-chip regulator which enables a single 2.8 volt operation to reduce the costs of camera module solutions. With a two-wire serial interface, the PO4030 can be easily programmed to control operating modes with respect to the exposure time, frame rate, window size, scaling, sub-sampling, and color matrix to produce high quality images in any operating environment.

Samples of the PO4030 are currently available and volume production of the PO4030 is expected to commence in the fourth quarter of 2006. The Company also plans to feature its newly developed PlusPixel™ VGA SoC image sensor in chip-on-board, ceramic leaded chip carrier, and chip-scale-packaging to support various mobile and non-mobile applications, including security and surveillance applications, PC webcams and notebook cameras, toys and games, and mobile phones with dual camera functionality. Based on Pixelplus’ well-founded business relationship with its new foundry partner, the Company expects that it can acquire new VGA SoC image sensor design wins from global first tier clients and further develop and strengthen its CMOS image sensor business in moving forward.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements, including statements regarding the performance, achievements and capabilities of and demand for the PlusPixel™ PO4030 image sensor, that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and Pixelplus’ results to differ materially, include, without limitation: potential errors, design flaws or any other problems with the PlusPixel™ PO4030 image sensor; risks associated with building customer acceptance of and demand for the PlusPixel™ PO4030 image sensor; the development of the market for CMOS image sensors in the camera phone market, as well as in markets for other mobile applications incorporating image sensors; the rapid changes in technical requirements for camera phone products; competitive risks; as well as any other risks detailed from time to time in Pixelplus’ filings and reports to the U. S. Securities and Exchange Commission. Pixelplus expressly disclaims any obligation to update information contained in any forward-looking statement whether as a result of new information, future events or otherwise.

Contact:

Stephen Cho

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5310

OR

Taylor Rafferty:

London - Jennifer Cornell at +44 (0)20 7614 2900

New York - Rebecca Lohse at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

September 19, 2006